EXHIBIT 99.1

MAG Silver Reports First Quarter Financial Results

VANCOUVER, British Columbia, May 15, 2020 (GLOBE NEWSWIRE) -- MAG Silver Corp. (TSX / NYSE American: MAG) (“MAG” or the “Company”) announces the Company’s unaudited financial results for the three months ended March 31, 2020.  For details of the unaudited condensed interim consolidated financial statements and Management's Discussion and Analysis for the three months ended March 31, 2020, please see the Company’s filings on SEDAR (www.sedar.com) or on EDGAR (www.sec.gov).

All amounts herein are reported in $000s of United States dollars (“US$”) unless otherwise specified.

HIGHLIGHTS – MARCH 31, 2020 & SUBSEQUENT TO THE QUARTER END

  Joint Juanicipio Project update issued during the quarter (see Press Release dated February 24, 2020):
    announced that production from the underground mine was expected to commence ahead of schedule in mid-2020:
      Mineralized material from the underground mine expected to be processed in the Fresnillo plant until the Juanicipio plant is commissioned;
      Juanicipio plant expected to commence commissioning in mid-2021 and is expected to reach 85% of its 4,000 tonnes per day (“tpd”) nameplate capacity in Q4-2021;
      Significantly faster ramp up expected than previously guided due to the de-risking of Juanicipio’s metallurgical performance by virtue of campaign processing the mineralized material through the Fresnillo plant;
    Estimated pre-operative initial capital now estimated at $440,000 (100% basis) as of January 1, 2018;
      Less development expenditures incurred since then to March 31, 2020 of approximately $153,416 (Company therefore estimates approximately $286,584 of remaining initial capital on a 100% basis as at March 31, 2020); and,
      Initial capital requirements to be reduced by both existing cash and other working capital held in Minera Juanicipio as at March 31, 2020 ($6,815 and $13,234 respectively), and by expected cashflow generated from mineralized material being processed through the Fresnillo plant commencing in mid-2020.

  Detailed engineering is near completion and earthmoving and foundation preparation is well advanced for the construction of the 4,000 tpd beneficiation plant.

  SAG and Ball mills, flotation cells, all associated vessels, thickeners and ancillary process equipment are now secured on site.

  Progress made with the construction of the flotation plant and infrastructure.

  Underground development at Juanicipio has now approached 27 km (or 16.9 miles) and is focused on three sub-vertical ramps that descend alongside the mineralization and alongside the conveyor ramp to surface at plant site.

  Assays from a 33,864 metre, 28-hole 2019 exploration program released March 3, 2020, with the following highlights:
    Confirms and expands the continuous wide, high-grade mineralization in the Valdecañas Deep Zone;
    Confirms and expands the wide, high-grade zones in the Anticipada Vein;
    Confirms and expands the Venadas vein to the south with strong silver and gold grades; and
    Discovers the new northeast-trending Valentina and Venadas II veins through drilling and development.

  Appointed Selma Lussenburg a Director of the Company on February 1, 2020. Ms. Lussenburg is a business executive, former general counsel, corporate secretary and current board director with over 35 years of business experience. She has held various senior level positions encompassing a broad range of legal, governance, compliance, pension, safety & security and operational responsibilities.

  MAG held cash and cash equivalents as at March 31, 2020 (before the below noted private placement) of $70,327 while Minera Juanicipio had working capital on a 100% basis of $20,043 as at March 31, 2020.

  Subsequent to the quarter end, the Company announced that in response to a Mexican national COVID-19 order, surface construction work has been temporarily suspended, and the underground operation has been temporarily reduced to a minimum working level under rigid hygienic protocols:
    Temporary order is in effect until May 30, 2020; and,
    Fresnillo, the operator, has indicated there is no expected change to the overall development timetable.

  Subsequent to the quarter end, the Company announced a non-brokered private placement of 4,528,302 common shares of MAG to Mr. Eric Sprott, through 2176423 Ontario Ltd., a corporation beneficially controlled by him, at a price of C$13.25 per Common Share for gross proceeds of C$60,000,002 ($42,974).

“We are very pleased with the progress at the project, and look forward to commencing processing of Juanicipio underground material through the Fresnillo plant in the coming months,” said George Paspalas, President and CEO. “The private placement by Eric Sprott has created significant financial flexibility for MAG as we move through the next stage of construction and completion of the Juanicipio flotation plant.”

COVID-19- Subsequent to the Quarter End – Juanicipio Project

Subsequent to the quarter end, in response to the COVID-19 virus outbreak, the Mexican Government ordered a temporary suspension of all “non-essential” operations nationwide in Mexico, including mining operations, until May 30, 2020. The Company understands that Fresnillo, the operator of Juanicipio, has been in regular consultation with Mexican Government officials to determine the most appropriate compliance approach while attempting to minimize the overall impact on project development.  Fresnillo has advised the Company that to date, surface exploration and construction work at Juanicipio has been temporarily stopped, and the underground operation has been temporarily reduced to a minimum working level under rigid hygienic protocols. Although Fresnillo reported on April 29, 2020 that it does not expect a change to the overall Juanicipio development timetable, the impact of these changes to the costs and time to complete the development at Juanicipio is currently undeterminable, and could have a material adverse effect on MAG, its business, results from operations and financial condition.

The Juanicipio Project update discussed below reflects the ongoing activities on site through the first quarter ended March 31, 2020 and prior to any temporary impact of the COVID-19 virus outbreak.

JUANICIPIO PROJECT UPDATE

Under the terms of an Engineering, Procurement and Construction Management agreement, Fresnillo is now finalizing detailed engineering and is overseeing the construction of the 4,000 tpd process plant and associated surface infrastructure. In the quarter ended March 31, 2020, further progress was made with construction of the flotation plant and other infrastructure.  The majority of all major equipment for the plant, including both SAG and ball mills is now secured on site. Flotation cells, processing tanks and other process equipment has also arrived and thickener tanks and drive and rakes fabrication are well advanced. A large portion of the concrete works, structural steel sections and process pipe spools are being fabricated off-site in controlled workshop conditions. These will start arriving soon and be placed directly into position. As well, during the first quarter, a consulting firm was engaged to conceptually design the tailings dam.

Underground development to date at Juanicipio has now approached 27 kms, including 2.1 kms in the current quarter, with access to the upper portion of the resource now achieved.  Initial development indicates that the grade and width of the vein is in line with previous estimates. Mineralized material from the vein will be crushed underground and the crushed material conveyed directly from the underground crushing station (already excavated) to the process plant area via a third ramp, the underground conveyor ramp.  The conveyor ramp is approaching 50% completion and is being driven both from the surface and from the crushing chamber. This ramp will also provide access to the entire Valdecañas underground mining infrastructure and serve as a fresh air entry for the ventilation system.  As well, the sinking of the two main ventilation shafts is progressing well, with one shaft at 20% completed and the other at 36% complete.

During the quarter, a project update was issued jointly by Fresnillo and MAG announcing that production from the underground mine was expected to commence ahead of schedule in mid-2020, and mineralized material from the underground mine is expected to be processed at the nearby Fresnillo plant (100% owned by Fresnillo) until the Juanicipio plant is commissioned. The Juanicipio plant will now commence commissioning in mid-2021 and is expected to reach 85% of its 4,000 tpd nameplate capacity in Q4-2021. The initial capital expenditure requirements for the Juanicipio Project were revised and are estimated to be $440,000 (100% basis) as of January 1, 2018.  This revised initial capital expenditure estimate does not represent the remaining initial capital expenditures, as it does not reflect the capital expenditures incurred since January 1, 2018 which total approximately $153,416 to March 31, 2020.  MAG therefore estimates the remaining initial capital expenditures on a 100% basis to be approximately $286,584 (MAG’s 44% share being $126,097 as at March 31, 2020), and this would be reduced by both: existing cash and other working capital held in Minera Juanicipio as at March 31, 2020 ($6,815 and $13,234 respectively); and, by expected cash flows generated from mineralized rock sold and processed through the Fresnillo processing plant commencing in mid-2020

On the exploration front, MAG and Fresnillo, as shareholders of Minera Juanicipio, both acknowledge that there is considerable further exploration opportunity in the concession license area as most of it remains unexplored.  During the quarter just ended, assays from a 33,864 metre, 28-hole 2019 exploration program were released (see Press Release dated March 4, 2020). The drill results extend and confirm continuity to depth of high-grade mineralization in the East and West Valdecañas Vein Deep Zones and in the Anticipada Vein.  Although the drilling in 2019 was not designed to extend the Pre-Anticipada vein, it did trace and confirm the northeast-trending Venadas vein some 800 m to the south.  Drilling and development also coincidentally discovered two new northeast-trending cross veins, the Valentina and Venadas II veins.

Subsequent to the quarter end on April 30, 2020, the Company closed a non-brokered private placement offering and issued 4,528,302 common shares at C$13.25 for gross proceeds of C$60,000,002 ($42,974) to Mr. Eric Sprott, through 2176423 Ontario Ltd., a corporation beneficially controlled by him.

FINANCIAL RESULTS – THREE MONTHS ENDED MARCH 31, 2020

As at March 31, 2020, the Company had working capital of $70,443 (March 31, 2019: $128,011) including cash and cash equivalents of $70,327 (March 31, 2019: $128,607).  Other than an office lease obligation under IFRS 16, the Company currently has no debt.  The Company makes capital contributions through cash advances to Minera Juanicipio as ‘cash called’ by the operator Fresnillo, based on approved joint venture budgets.  In the three months ended March 31, 2020, the Company expended $172 on its own account on the Juanicipio joint venture project (March 31, 2019: $81) and made no advances to Minera Juanicipio (March 31, 2019: nil). Subsequent to the quarter end however, the Company advanced $23,188 to Minera Juanicipio representing its 44% share of a $52,700 cash call to fund the process plant construction and further underground development on the Juanicipio property.

The Company’s net loss for the three months ended March 31, 2020 amounted to $14,898 or $(0.17)/share (March 31, 2019: $442 or $(0.01)/share).  The Company recorded a deferred income tax expense of $8,694 for the quarter ended March 31, 2020 (March 31, 2019: $319 deferred income tax benefit), driven primarily by the non-cash devaluation of certain tax assets denominated in Mexican Pesos, as the Mexican Peso devalued significantly against the US dollar in the quarter (from 18.87 Pesos/US$ on December 31, 2019 to 24.29 on March 31, 2020).

Share based payment expense (a non-cash item) recorded in the three months ended March 31, 2020 increased to $478 (March 31, 2019: $224) and is determined based on the fair value of equity incentives granted and vesting in the period. In other income and expenses, the Company earned interest income on its cash and cash equivalents of $274 (March 31, 2019: $844) during the quarter ended March 31, 2020, and recorded a 44% equity loss pick up of $4,687 (March 31, 2019: $282 equity income pick up) from Minera Juanicipio. The equity loss pick up from Minera Juanicipio relates to the Company’s 44% share of a foreign exchange loss and a deferred income tax expense, which was partially offset by interest income earned within Minera Juanicipio.  As in MAG, the Minera Juanicipio deferred tax expense was driven by the non-cash devaluation of certain tax assets as the Mexican Peso devalued significantly against the US dollar in the quarter.

About MAG Silver Corp.

MAG Silver Corp. is a Canadian advanced stage development and exploration company focused on becoming a top-tier primary silver mining company, by exploring and advancing high-grade, district scale, silver-dominant projects in the Americas. Its principal focus and asset is the Juanicipio Project (44%), being developed in a Joint Venture with Fresnillo (56%). The Juanicipio Project is located in the Fresnillo Silver Trend in Mexico, the world's premier silver mining camp.  Fresnillo as operator, is currently working with Mexican Government officials to determine the most appropriate compliance approach to a temporary suspension decree associated with the COVID-19 pandemic, while minimizing the impact on the construction of the surface and underground infrastructure on the property to support a 4,000 tonnes per day mining operation.  As well, an expanded exploration program is in place at Juanicipio with multiple highly prospective targets across the property.

Neither the Toronto Stock Exchange nor the NYSE American has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements, including statements that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions; the use of the net proceeds from the private placement is subject to change; political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward-looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov                                                                               LEI: 254900LGL904N7F3EL14

For further information on behalf of MAG Silver Corp.
Contact Michael J. Curlook, VP Investor Relations and Communications

Phone: (604) 630-1399
Toll Free: (866) 630-1399

Website: www.magsilver.com
Email: info@magsilver.com